SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 21, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS TO REPURCHASE 12.2% OWNERSHIP FROM ThaiLin

Hsinchu, Taiwan, November 21, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services, today announced that its Board of Directors has approved the repurchase of 12.2% ownership position in ChipMOS from the Company’s subsidiary, ThaiLin Semiconductor Corporation (“ThaiLin”). Following the Board’s approval, a Share Purchase Agreement was executed by ChipMOS and ThaiLin for the Company’s repurchase of the 4.1 million shares held by ThaiLin.

The repurchase of the shares is expected to be consummated at two closings (the “Closings”). The repurchase of a portion of the shares (2,000,000 shares) is expected to take place on or around November 26, 2013 (the “First Closing Date”). The second closing for the remaining shares (2,093,705 shares) is expected to take place on or before January 31, 2014 (the “Second Closing Date”).

The purchase price of the shares at each of the Closings will be determined by the arithmetic mean of the closing prices of the Company’s Common Stock traded on the NASDAQ over the twenty (20) consecutive trading days prior to the preceding fifth day of each of the First Closing Date and the Second Closing Date multiplied by zero point nine three (0.93), reflecting a seven percent (7%) discount. Each of the Closings will be subject to the purchase price of the shares falling within a range of US$13.00 per share to US$19.92 per share.

The Company’s outstanding share count is expected to remain approximately 30 million after the consummation of the Closings because the 4.1 million shares held by ThaiLin subject to the sale and repurchase have been treated as treasury shares and not included in the Company’s share count.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This is another significant step forward for us in our efforts to streamline our corporate structure. The benefits of our successful business execution and strategic planning are clearly seen in our strong financial results and momentum. We continue to focus on both near and long-term initiatives to help secure the Company’s future and to help increase the valuation and return for shareholders.”

Furthermore, upon the advice of the Company’s outside legal counsel, the Board of Directors agreed to cancel the Company’s existing US$7.5 million repurchase program, which had been in place for the repurchase of the Company’s publicly traded common shares on the NASDAQ Stock Market. The Board intends to review the Company’s repurchase options related to common shares traded on the NASDAQ Stock Market upon completion of both Closings.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor testing and assembly services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), is listed on the Gre Tai Securities Market under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.